Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
April 17, 2006

Extendicare Inc. Announces Details of May 15, 2006 Preferred Share Dividend Payments -
TSX: EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced today the following details of the dividends on its Class I Preferred Shares, declared on February 22, 2006, and payable on May 15, 2006, to shareholders of record as at April 28, 2006.

The fixed rate quarterly dividend on its Adjustable Dividend Preferred Shares, Series 3 (EXE.PR.C) is $0.1775 per share. The floating rate quarterly dividend on its Cumulative Redeemable Preferred Shares, Series 2 (EXE.PR.B) and on its Adjustable Dividend Preferred Shares, Series 4 (EXE.PR.D), based on the average Canadian prime interest rate for the quarter ended March 31, 2006, amounted to $0.2330 per share for the Series 2 shares and $0.2363 per share for the Series 4 shares.

A monthly dividend of $0.092 per share on the Company’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on May 15, 2006, to shareholders of record as at April 28, 2006. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on March 31, 2006.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483; Fax: (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com